UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

My City Builders, Inc.
(Exact name of registrant as specified in its charter)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45250D103

(CUSIP Number)

Pearson Butler, LLC

Attn: Kyle T. Hampton, Esq.

1802 W. South Jordan Parkway, Suite 200

South Jordan, UT 84095

kyleh@pearsonbutler.com

(801) 495-4104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

01/19/2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45250D103	Schedule 13D

(1)	Name of Reporting Person(s) Yolanda Goodell
(2)	Check appropriate box if a member of a group (a) (b)
(3)	SEC use only
(4)	SOURCE of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,822,713
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,822,713
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 3,822,713
(12)	Check if the aggregate amount in row 11 excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 31.8%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 45250D103	Schedule 13D

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, the (“1934 Act”). Yolanda Goodell is referred to herein as the “Reporting Person”.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, at a par value of $0.001 per share (collectively, the “Shares”), of My City Builders, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Biscayne Blvd., #1611, Miami, FL 33132.

Item 2. Identity and Background

This Schedule 13D is filed by Yolanda Goodell (the “Reporting Person”). The Reporting Person’s address is 11153 SW 37th MNR, Davie, FL 33328. The Reporting Person’s principal business is an officer and director of the Issuer and also is the Chief Marketing Officer and director of PreCheck Health Services, Inc. (“PreCheck”).

During the past five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

At various times in the past, PreCheck, of which the Reporting Person is an officer and director, made loans to the Issuer in the total amount of $2,850,000. In consideration of this debt, PreCheck and the Issuer agreed to exchange the debt for a total of 11,400,000 Shares. PreCheck and the Issuer further agreed that 3,800,000 Shares of the 11,400,000 Shares would be issued to the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person acquired Shares of the Issuer for investment purposes in private transactions concerning the conversion of debt by PreCheck, and payment of compensation to, the Reporting Person, as an officer and director of PreCheck. As a result of the transactions, the Reporting Person has over 10% voting control of the Issuer, for which she already serves as a Director and Vice President. She intends to participate and influence the affairs of the Issuer both in management and with respect to her voting rights associated with her ownership of Shares.

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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CUSIP No. 45250D103	Schedule 13D

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of the filing of this Schedule 13D, the Reporting Person is the beneficial owner of 3,822,713 shares of common stock of the Issuer representing 31.8% of the Issuer’s issued and outstanding shares.

(b)	As of the filing of this Schedule 13D, the Reporting Person has the power to vote and direct the disposition of 3,822,713 shares.

(c)	The Reporting Person has not effected any other transactions in the Issuer’s securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)	No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)

The Reporting Person is the beneficial owner of 31.8% of the Issuer’s common shares as of the filing of this Schedule 13D and the Reporting Person holds 33,333 shares of Series A convertible preferred of the Company, that was filed on a Form 4 on 7/08/2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4, and 5 herein is incorporated by reference. The Reporting Person: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not party to an agreement in which is shall receive additional securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

The following exhibits are filed with this report by incorporation:

1.

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CUSIP No. 45250D103	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: 01/19/2024

/s/ Yolanda Goodell
Yolanda Goodell

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